September 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Adecoagro S.A.
Registration Statement on Form F-3 filed September 23, 2013

Ladies and Gentlemen:

I am writing on behalf of our client, Adecoagro S.A. (“Adecoagro”). Please be advised that Adecoagro filed today a Registration Statement on Form F-3 (the “Form F-3”) via EDGAR, relating to the offering of shares from time to time by selling shareholders of Adecoagro.

Please advise me as to the review status to be given to this filing as soon as that status has been determined. If additional information or materials would assist the Staff in its review of the Registration Statement on Form F-3 filed today, please request such information or materials from me at (212) 659-4970 or frank.vivero@haynesboone.com. My fax number is (212) 884-9547.

Very truly yours,

/s/ Frank Vivero

Frank Vivero

cc: Emilio Gnecco - Adecoagro